MARATHON PATENT GROUP, INC.
11100 Santa Monica Blvd., Ste. 380
Los Angeles, CA 90025

September 17, 2014

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:	Ms. Jan Woo Mr. Mitchell Austin

Re:	Marathon Patent Group, Inc. Registration Statement on Form S-1 on Form S-3 Filed September 12, 2014 File No. 333-198722 Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Marathon Patent Group, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Amendment No. 2 to the Registration Statement on Form S-1 on Form S-3 (that was assigned by the Commission Registration No. 333-198722), originally filed with the Commission on September 12, 2014.

No securities were sold or will be sold under the Registration Statement. The Registrant may in the future rely on Rule 155(c) for subsequent private offerings of its securities and utilize the “Safe Harbor” from integration provided by Rule 155. The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account to be offset against the filing fee for the filing of any future registration statement or registration statements.

Please address any questions you may have to Harvey J. Kesner, Esq. at Sichenzia Ross Friedman Ference LLP, 61 Broadway, 32nd Floor, New York, NY 10006, telephone number (212) 930-9700, facsimile number (212) 930-9725.

Thank you for your assistance with this matter.

Sincerely,

Marathon Patent Group, Inc.

By:	/s/ Francis Knuettel II
Francis Knuettel II, Chief Financial Officer